

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3730

March 15, 2006

<u>**VIA U.S. MAIL AND FAX (516) 433-1131**</u>

Mr. John A. Poserina
Chief Financial Officer
Synergx Systems Inc.
209 Lafayette Drive
Syosset, New York   11791

      Re: **Synergx Systems Inc.**
             Form 10-KSB for Fiscal Year Ended September 30, 2005
             Filed December 22, 2005
             File No. 0-17580

Dear Mr. Poserina:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

              Sincerely,

              /s/ Larry Spirgel
              Assistant Director